4397 SOUTH ALBRIGHT DRIVE • SALT LAKE CITY, UTAH 84124

(801) 277-2763 PHONE • (801) 277-6509 FAX

September 27, 2012

U.S. Securities and Exchange Commission

Office of the Chief Accountants

100 F Street, NE

Washington, DC 20549

RE: Wizzard Software Corporation File No. 001-33935

Dear Sir or Madam,

We have notified in the attached letter that Gregory & Associates, LLC has resigned as the Independent Registered Public Accounting Firm of record of Wizzard Software Corporation File No. 001-33935.  Gregory & Associates, LLC does not have the ability to audit the financial statements of Wizzard Software after the acquisition of FAB.  We have read the 8-K as it pertains to the change in registrant’s certifying accountant and agree with the disclosures made therein. We confirm that Gregory & Associates, LLC has not had any disagreement with management over accounting and or financial disclosure.

/s/Gregory & Associates, LLC

Gregory & Associates, LLC